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FIRM / AFFILIATE OFFICES
	Boston	New York
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December 15, 2005	London	Shanghai
	Los Angeles	Silicon Valley
Russell Mancuso, Esq.	Milan	Singapore
Tim Buchmiller, Esq.	Moscow	Tokyo
United States Securities and Exchange Commission	New Jersey	Washington, D.C.
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Spansion Inc.
Registration Statement on Form S-1
File No. 333-124041

Dear Messrs. Mancuso and Buchmiller:

In connection with the offering by Spansion Inc. (the “Company”) pursuant to the above-referenced Registration Statement, we are counsel to the Company. In connection with Amendment No. 11 to the Registration Statement (“Amendment No. 11”), the managing underwriters have informed us that due to present market conditions, it would be advisable to reduce the estimated price range for the proposed initial public offering from $16.00 to $18.00 per share, as stated in the preliminary prospectus previously distributed to potential investors (the “Preliminary Prospectus”), to $13.00 to $14.00 per share. In addition, Amendment No. 11 now contains disclosure that the concurrent notes offering by Spansion LLC, the Company’s wholly-owned subsidiary, that explains that if Spansion LLC is unable to place the full $400 million aggregate principal amount of senior unsecured notes on acceptable terms, AMD and/or Fujitsu will purchase senior subordinated unsecured notes such that the total aggregate principal amount of senior unsecured notes and senior subordinated unsecured notes will total $400 million. Any notes purchased by AMD and/or Fujitsu will be subordinated to the senior unsecured notes and consequently may bear interest at a rate that is up to 150 basis points higher than the interest rate on the senior unsecured notes, but the terms of which will otherwise be substantially similar to the senior unsecured notes. We are furnishing this letter to the Staff to address whether a preliminary prospectus for the offering should be recirculated in view of such changes.

We have advised the Company of Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, which states that the Commission “[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public...and to the public interest and the protection of investors,” will not grant acceleration of a registration statement “[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect.” For the reasons set forth below, the Company and the managing underwriters, after reviewing the changes to the Preliminary Prospectus set forth in Amendment No. 11 in their totality and after discussing the matter with us and counsel to the underwriters, do not believe that recirculation of a preliminary prospectus is required.

The Company has submitted Amendment No. 11 to the Staff today (by EDGAR and hand delivery).

December 15, 2005

Effects of Reduction in Initial Public Offering Price

Our analysis of the effect of the price-related changes is set forth below:

•	Use of Proceeds. The Preliminary Prospectus disclosed an offering of 39,215,702 shares of common stock (or 45,098,057 shares if the underwriters exercise in full their over-allotment option) at a price ranging from $16.00 to $18.00 per share. Assuming the mid-point of the range, the Preliminary Prospectus disclosed estimated net proceeds to the Company of approximately $622 million or, in the event that the underwriters exercised in full their over-allotment option, approximately $716 million. As set forth in the Preliminary Prospectus, the net proceeds were expected to be used for working capital, capital expenditures and general corporate purposes.

As revised, assuming the mid-point of a price range consisting of $13.00 to $14.00 per share, Amendment No. 11 discloses that the net proceeds to the Company will be approximately $493 million or, in the event that the underwriters exercise in full their over-allotment option, approximately $568 million. The net proceeds are expected to be used for the same purposes: working capital, capital expenditures and general corporate purposes.

The Company believes that the reduction will not have a material impact on its business, including, for example, its plans for capital expenditures with respect to obtaining 300-millimeter manufacturing capacity in 2007. The Company continues to affirm in Amendment No. 11 the following statement from the Preliminary Prospectus relating to liquidity and capital resources, which requires no revision as a result of the anticipated reduction in net proceeds from the offering:

“We believe that the net proceeds of this offering and the concurrent private placement of notes by Spansion LLC, our indirect wholly-owned subsidiary, together with anticipated cash flows from operations and current cash balances, available external financing and our existing credit facilities, will be sufficient to fund working capital requirements, capital investments, debt service and operations and meet our needs over at least the next twelve months.”

Finally, the Company will continue to have the same broad discretion in the application of the net proceeds as was initially disclosed to prospective investors in the Preliminary Prospectus.

•	Capitalization. While the amount of cash, cash equivalents and short-term investments disclosed in the capitalization table on page 43 of the Preliminary Prospectus has been reduced, as discussed under “Use of Proceeds” above, the Company believes the lower cash amount will not materially affect its liquidity and capital resources in any material respect.

•	Dilution. The “Dilution” section and related risk factor on dilution have been revised to indicate that $13.50 per share is the revised mid-point of the new estimated price range. However, since this offering is already accretive to new investors, there is no additional impact to new investors as a result of the reduce price range.

December 15, 2005

Changes to Notes Offering

Amendment No. 11 discloses that if Spansion LLC is unable to place the full $400 million aggregate principal amount of senior unsecured notes on acceptable terms, AMD and/or Fujitsu will purchase senior subordinated unsecured notes such that the total aggregate principal amount of senior unsecured notes and senior subordinated unsecured notes will total $400 million, evidencing AMD’s and Fujitsu’s willingness to continue to support the Company. Any notes purchased by AMD and/or Fujitsu will be subordinated to the senior unsecured notes and consequently may bear interest at a rate that is up to 150 basis points higher than the interest rate on the senior unsecured notes, but the terms of which will otherwise be substantially similar to the senior unsecured notes. Because the Company will be raising the same amount of debt financing as disclosed in the Preliminary Prospectus on substantially similar terms, the Company does not believe that this is a material change. The amount of debt that the Company will have outstanding after the initial public offering remains unchanged.

Changes to Pro Forma Financial Data

Based on the current market conditions, the Company has changed the assumed interest rate payable on the notes from 9 percent to 11 percent. As disclosed in the Preliminary Prospectus, a 100 basis point increase in the interest rate on the notes would result in incremental annual increased interest expense of $4 million per year. The $8 million increase in annualized interest expense resulting from the changed interest rate assumption is reflected in the Unaudited Pro Forma Financial Data. Given the immaterial increase in interest expense in absolute dollars for a company with annual revenues in excess of $2 billion and EBITDA of $166 million in the first nine months of fiscal 2005 and the existing disclosure in the Preliminary Prospectus of the impact on interest expense of a 100 basis point change in the assumed interest rate, the Company does not believe the changes to the Unaudited Pro Forma Financial data are material.

Other Considerations

In addition, the Company believes that a substantial majority of the shares to be sold in the offering will be purchased by institutional investors. In particular, the revised pricing will not come as a surprise to investors who are currently negotiating the pricing of the offering with the Company’s managing underwriters.

Notification of Investors

The Company has filed a free-writing prospectus with the Commission pursuant to Rule 433 under the Securities Act that includes the information discussed above, which the underwriters intend to convey to potential investors. In addition, the Company has been informed by the managing underwriters that the investors are being and would be informed of the change in the price range, the fact that AMD and/or Fujitsu may purchase senior subordinated unsecured notes and changes to the pro forma financial information prior to the mailing of confirmation notices.

Conclusion

As demonstrated, the Company’s financial condition, strategy, plan of operations and goals set forth in the preliminary prospectus contained in Amendment No. 11 are the same as those set forth in the Preliminary Prospectus, and the Company respectfully submits that no purpose would be served by recirculating a preliminary prospectus. Given that there is no change in the use of proceeds, that the offering will be accretive to investors, that the amount of outstanding debt will remain unchanged and that

December 15, 2005

the changes to the pro forma financial data are not significant, the Company believes that no additional or revised information is contained in the new preliminary prospectus that would be material to an investor’s decision to purchase shares of common stock and that no such information causes the disclosure in the circulated Preliminary Prospectus to be inaccurate or inadequate in any material respect. The Company therefore believes that recirculation of a preliminary prospectus is not required. Moreover, the Company has filed a pre-effective amendment and has filed an issuer free-writing prospectus that the underwriters intend to convey to potential investors prior to the point of sale, and the Commission’s new rules with respect thereto contemplate the conveyance of this sort of information prior to the point of sale in this manner.

Based upon the foregoing, Latham & Watkins is of the opinion that the proposed reduction in offering price and other revisions discussed above do not require recirculation of the preliminary prospectus under Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended. Davis Polk & Wardwell, counsel to the underwriters of the offering, have informed us that they concur with our opinion that recirculation of the preliminary prospectus is not required.

If you have any question or comments concerning the foregoing, please call Tad J. Freese at (415) 395-8184 or John J. Huber at (202) 637-2242 to discuss today.

Very truly yours,

/s/ Latham & Watkins LLP

cc:	Robert C. Melendres, Spansion Inc.
Tad J. Freese, Esq., Latham & Watkins LLP
John J. Huber, Esq., Latham & Watkins LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell